MTU Aero Engines

RECEIVED
2006 MAY 30 P 2:22

82-34917

BY COURIER

SUPPL

06013838

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

Munich, 24 May 2006

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Excerpts from the commercial register regarding a change in the Board of Management of the company dated April 26 and May 10, 2006.

b) Notification of dividend disbursements of the company published in the Börsenzeitung on May 18, 2006.

c) Notification of the sale of a major shareholding in the company published in the Börsenzeitung on May 18, 2006.

d) Notification of the acquisition of a major shareholding in the company published in the Börsenzeitung on May 12, 2006.

e) Notification of securities transactions by an entity with close relationship to members of the management and supervisory board of the Company, dated May 24, 2006.

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

Ulrich Passow
General Counsel
Encl.

5/31

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
Tax No.: 800/96802
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Amtsgericht München -Registergericht-
Infanteriestr. 5, 80097 München
Telefon: 089/5597-06
Fax: 089/5597-3560

Amtsgericht München, 80097 München

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

Bei Rückfragen wenden Sie sich bitte an:
Telefon: 089/5597-3429

Allgemeine Öffnungszeiten:
Mo-Do 8.30-11.30 und 13.00-15.00 Uhr
(Einsicht durchgehend); Fr 8.00-12.00 Uhr
wegen gleitender Arbeitszeit individuelle
Terminvereinbarung möglich

Öffentliche Verkehrsmittel:
Straßenbahnlinien 20/21, Haltestelle Lothstraße
Straßenbahnlinie 12, Haltestelle Infanteriestraße
Buslinie 53, Haltestelle Infanteriestraße
Buslinie 154, Haltestelle Infanteriestraße Süd

Online-Einsicht:
https://handelsregister.justizregister.bayern.de

Ihre Nachricht vom - Ihr Zeichen

Bei Antwort bitte angeben:
Unsere Geschäftsnummer
HRB 157206 (Fall 8)

Datum
26.04.2006

Mitteilung über die Eintragung im Handelsregister B München
MTU Aero Engines Holding AG, Sitz: München, HRB 157206
(Geschäftsanschrift: Dachauer Str. 665, 80995 München)

Unter der oben angegebenen Registernummer ist im Handelsregister B München nachfolgendes eingetragen worden:

1.
Nummer der Eintragung: 5

4.
b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:
Bestellt:
Vorstand:
Dr. Martens, Rainer, Rastede, *04.03.1961

7.
a) Tag der Eintragung:
25.04.2006
Legath

Dieses Schreiben wurde maschinell erstellt und ist auch ohne Unterschrift wirksam.

Achtung!
Es wird darauf hingewiesen, dass häufig kurz nach Veröffentlichung einer Eintragung private "Wirtschaftsverlage" versuchen, mit amtlich aussehenden Rechnungen Kosten für die Eintragung in ein privates Register zu erlangen. Hierbei handelt es sich nicht um die Rechnung für die Eintragung in das öffentliche Handelsregister.
Die Rechnung für die obenstehende Registereintragung erhalten Sie ausschließlich von der Landesjustizkasse Bamberg.

Beachten Sie auch unsere Online-Einsicht!

Handelsregister B des Amtsgerichts München	Abteilung B Wiedergabe des aktuellen Registerinhalts Abruf vom 26.4.2006 13:10	Nummer der Firma: **HRB 157206**
-Amtlicher Ausdruck-	Seite 1 von 2	
->Dieser Ausdruck wird nicht unterschrieben und gilt als beglaubigte Abschrift<-		

1. **Anzahl der bisherigen Eintragungen:**

   5

2. **a) Firma:**

   MTU Aero Engines Holding AG

   b) Sitz, Niederlassung, Zweigniederlassungen:

   München

   c) Gegenstand des Unternehmens:

   Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten Entwicklung, Herstellung, Instandhaltung, Reparatur und Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung; Entwicklung, Herstellung und Erwerb und Vertrieb anderer industrieller Erzeugnisse; Erbringung von Dienstleistungen, die im Zusammenhang mit Entwicklung, Herstellung, Instandhaltung, Reparatur und Vertrieb vorerwähnter Erzeugnisse stehen, tätig sind. Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

3. **Grund- oder Stammkapital:**

   55.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

   Die Gesellschaft wird durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

   b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

   Vorstand: Dr. Martens, Rainer, Rastede, *04.03.1961

   Mit der Befugnis, im Namen der Gesellschaft mit sich als Vertreter eines Dritten Rechtsgeschäfte abzuschließen:
   Vorstand: Kessler, Bernd, Strasslach, *22.03.1958
   Vorstand: Stark, Udo, München, *21.11.1947
   Vorstand: Dr. Süß, Michael, Starnberg, *25.12.1963
   Vorstand: Winkler, Reiner, Riemerling, *31.07.1961

5. **Prokura:**

   Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
   Dr. Brandl, Maximilian, Herrsching, *06.05.1957
   Passow, Ulrich, München, *30.03.1959

6. **a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:**

   Aktiengesellschaft

Satzung vom 02.05.2005
Zuletzt geändert durch Beschluss vom 31.05.2005

b) Sonstige Rechtsverhältnisse:

Entstanden durch formwechselnde Umwandlung der MTU Aero Engines Erste Holding GmbH mit dem Sitz in München (Amtsgericht München HRB 151251).

Das Grundkapital der Gesellschaft ist durch Beschluss der Hauptversammlung vom 30.05.2005 mit Nachtrag vom 31.05.2005 um 19.250.000,00 EUR bedingt erhöht (Bedingtes Kapital 2005/I). Das Bedingte Kapital dient der Gewährung von Aktien an die Berechtigtenvon Wandel- und/oder Optionsschuldverschreibungen.

Der Vorstand ist durch Beschluss der Hauptversammlung vom 30.05.2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 29.05.2010 gegen Bareinlage einmal oder mehrmals um insgesamt bis zu 5.500.000,00 EUR zu erhöhen, wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital 2005/I).

Der Vorstand ist durch Beschluss der Hauptversammlung vom 30.05.2005 ermächtigt, das Grundkapital mit Zustimmung des Aufsichtsrates bis zum 29.05.2010 gegen Bar- und/oder Sacheinlage einmal oder mehrmals um insgesamt bis zu 19.250.000,00 EUR zu erhöhen,wobei das Bezugsrecht der Aktionäre ausgeschlossen werden kann (Genehmigtes Kapital 2005/II).

7. a) Tag der letzten Eintragung:

25.04.2006

München, 26.04.2006
Der Ausdruck bezeugt den Inhalt des Handelsregisters
Scharl, Justizangestellte
Urkundsbeamter der Geschäftsstelle


BAYERN
AMTSGERICHT

Amtsgericht München -Registergericht-
Infanteriestr. 5, 80097 München
Telefon: 089/5597-06
Fax: 089/5597-3560

Amtsgericht München, 80097 München

MTU Aero Engines Holding AG
Dachauer Str. 665
80995 München

Bei Rückfragen wenden Sie sich bitte an:
Telefon: 089/5597-3429

Allgemeine Öffnungszeiten:
Mo-Do 8.30-11.30 und 13.00-15.00 Uhr
(Einsicht durchgehend); Fr 8.00-12.00 Uhr
wegen gleitender Arbeitszeit individuelle
Terminvereinbarung möglich

Öffentliche Verkehrsmittel:
Straßenbahnlinien 20/21, Haltestelle Lothstraße
Straßenbahnlinie 12, Haltestelle Infanteriestraße
Buslinie 53, Haltestelle Infanteriestraße
Buslinie 154, Haltestelle Infanteriestraße Süd

Online-Einsicht:
https://handelsregister.justizregister.bayern.de

Ihre Nachricht vom - Ihr Zeichen

Bei Antwort bitte angeben:
Unsere Geschäftsnummer
HRB 157206 (Fall 9)

Datum
10.05.2006

Mitteilung über die Eintragung im Handelsregister B München
MTU Aero Engines Holding AG, Sitz: München, HRB 157206
(Geschäftsanschrift: Dachauer Str. 665, 80995 München)

Unter der oben angegebenen Registernummer ist im Handelsregister B München nachfolgendes eingetragen worden:

1.
Nummer der Eintragung: 6

4.
b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:
Ausgeschieden:
Vorstand:
Dr. Süß, Michael, Starnberg, *25.12.1963

7.
a) Tag der Eintragung:
04.05.2006
Legath

Dieses Schreiben wurde maschinell erstellt und ist auch ohne Unterschrift wirksam.

Achtung!
Es wird darauf hingewiesen, dass häufig kurz nach Veröffentlichung einer Eintragung private "Wirtschaftsverlage" versuchen, mit amtlich aussehenden Rechnungen Kosten für die Eintragung in ein privates Register zu erlangen. Hierbei handelt es sich nicht um die Rechnung für die Eintragung in das öffentliche Handelsregister.
Die Rechnung für die obenstehende Registereintragung erhalten Sie ausschließlich von der Landesjustizkasse Bamberg.

Beachten Sie auch unsere Online-Einsicht!

abrufen und direkt ausdrucken, auch außerhalb der Geschäftszeiten, von Montag bis einschließlich Samstag in der Zeit von 4:00 Uhr bis 24:00 Uhr. Nähere Informationen zur Anmeldung und zum Abruf unter **https://handelsregister.justizregister.bayern.de**

Dexia Patrimonial
Investmentgesellschaft mit veränderlichem Grundkapital
(die „SICAV")
69, route d'Esch, L-2953 Luxemburg
Handelsregister Luxembourg B-46235

AUSSERORDENTLICHE HAUPTVERSAMMLUNG

Aufgrund dessen, dass auf der außerordentlichen Hauptversammlung vom 15. Mai 2006 das erforderliche Quorum gemäß Artikel 67-1 des Gesetzes vom 10. August 1915 nicht erfüllt war, werden die Anteilinhaber zur Teilnahme an einer weiteren außerordentlichen Hauptversammlung, welche am 19. Juni 2006 um 10.00 Uhr in den Räumen von Dexia Asset Management, 283, route d'Arlon in L-1150 Luxemburg stattfindet, eingeladen, um über folgende Tagesordnung abzustimmen:

1. Zufügen eines zusätzlichen Artikels als Nummer 5 mit folgendem Inhalt:
   „Die Gesellschaft hat die „Dexia Asset Management" (nachfolgend als „Verwaltungsgesellschaft" bezeichnet), eine Aktiengesellschaft mit Firmensitz in 283, route d'Arlon in L-1150 Luxemburg, eingetragen im Handelsregister in Luxemburg unter der Nummer B 37.647 und kraft der Gesetzgebung des Großherzogtums Luxemburg gegründet, als Verwaltungsgesellschaft ernannt, damit diese im Namen und im Auftrag der Gesellschaft die Aufgaben im Rahmen der kollektiven Verwaltung des Portfolios, gemäß dem Gesetz vom 20. Dezember 2002 über Kapitalanlagegesellschaften, übernimmt.
   Der Verwaltungsrat der Gesellschaft kann die Verwaltungsgesellschaft absetzen, die ihre Aufgaben so lange weiter fortführt, bis eine neue Verwaltungsgesellschaft von der Gesellschaft bestimmt wurde. Die Entscheidung zur Absetzung muss durch eine außergewöhnliche Hauptversammlung der Aktionäre der Gesellschaft bestätigt werden."
2. Änderung der Nummerierung der Artikel 5 bis 29, die zu Artikeln 6 bis 30 werden.
3. Änderung des Artikels 26 (neue Nummerierung) der Statuten, um folgenden Inhalt einzufügen:
   „Das Geschäftsjahr der Gesellschaft beginnt am ersten Tag des Januars und endet am letzen Tag des Dezembers jeden Jahres."

Die Anteilinhaber werden darüber informiert, dass die Punkte der Tagesordnung dieser außerordentlichen Hauptversammlung verlangen, dass mindestens die Hälfte der Inhaber der im Umlauf befindlichen Anteilen, auf dieser Versammlung anwesend oder vertreten sind. Die Entscheidungen müssen, damit sie gültig sind, von mindestens zwei Dritteln der Stimmen der anwesenden oder vertretenen Aktionäre getroffen werden.

Zur außerordentlichen Hauptversammlung werden die Inhaber von Namensanteilen zugelassen, die im Anteilinhaberverzeichnis der SICAV eingetragen sind. Die Anteilinhaber werden gebeten, den Verwaltungsrat unter Dexia Patrimonial, 69, route d'Esch, L-2953 Luxemburg, bis spätestens zwei Werktage vor der außerordentlichen Hauptversammlung unter Angabe der Anzahl der vertretenen Anteile schriftlich von ihrer Teilnahme zu unterrichten. Ebenfalls zugelassen sind Inhaber von Inhaberanteilen, wenn diese wenigstens fünf Werktage vorher ihre Anteile bei der RBC DEXIA INVESTOR SERVICES BANK S.A., 5, rue Thomas Edison, L-1445 Strassen oder bei der deutschen Zahl- und Informationsstelle, Marcard, Stein & Co GmbH & Co KG, Ballindamm 36, D-20095 Hamburg, hinterlegt haben.

Luxemburg, Mai 2006

Der Verwaltungsrat

Kreissparkasse
Düsseldorf

Bekanntmachung gemäß § 9 Abs. 3 Wertpapier-Verkaufsprospektgesetz

Bereitstellung eines Nachtrags der Kreissparkasse Düsseldorf nach § 10 Wertpapier-Verkaufsprospektgesetz vom 17. Mai 2006 zum bereits veröffentlichten unvollständigen Verkaufsprospekt vom 19. August 2004 in der Fassung des Nachtrags vom 6. Juli 2005 betreffend die Emission von 5,5 % Inhaber-Teilschuldverschreibungen von 2006 (2007) mit aktienbezogenem Rückzahlungswahlrecht. Der gemäß § 10 Wertpapier-Verkaufsprospektgesetz erstellte Nachtrag wird zusammen mit dem unvollständigen Verkaufsprospekt bei der Kreissparkasse Düsseldorf, Kasernenstr. 69, 40213 Düsseldorf zur kostenlosen Ausgabe bereitgehalten.

Düsseldorf, 17. Mai 2006

MTU Aero Engines

MTU Aero Engines Holding AG
München
WKN A0D 9PT
ISIN DE000A0D9PT0

Dividendenbekanntmachung

Die ordentliche Hauptversammlung der MTU Aero Engines Holding AG vom 12. Mai 2006 hat beschlossen, aus dem Bilanzgewinn des Geschäftsjahres 2005 eine Dividende von 0,73 € je Stückaktie auszuschütten.

Die Auszahlung der Dividende erfolgt ab dem 15. Mai 2006 unter Abzug von 20 % Kapitalertragssteuer sowie 5,5 % Solidaritätszuschlag auf die Kapitalertragssteuer (zusammen 21,1 %).

Die Zahlstelle unserer Gesellschaft ist die Deutsche Bank AG, Frankfurt am Main.

München, im Mai 2006

MTU Aero Engines Holding AG, München

Festlegung der Zinssätze für:

EUR 100.000.000,–
Inhaberschuldverschreibungen
mit variablem Zinssatz
3-Monats-Euribor + 0,10%
ISIN DE000A0A7TL6 // WKN A0A 7TL

Zinssatz:	2,983% p.a.
Zinsperiode:	18. Mai 2006 bis einschließlich 17. August 2006 (92 Tage)
Zahltag:	18. August 2006

EUR 75.000.000,–
Hypothekenpfandbriefe mit variablem Zinssatz
3-Monats-Euribor flat
ISIN DE000A0DRUM9 // WKN A0D RUM

Zinssatz:	2,883% p.a.
Zinsperiode:	18. Mai 2006 bis einschließlich 17. August 2006 (92 Tage)
Zahltag:	18. August 2006

Eschborn, 16. Mai 2006

EURO HYPO

Bekanntmachung

Die Endgültigen Angebotsbedingung
zur WKN WLB396, in der diese erse
2006 können in elektronischer Fo
WestLB AG, www.westlb-zertifikat
download, abgerufen werden.

Düsseldorf, 17. Mai 2006

Dieses Angebot richtet
an bestehende A
net AG infrastructure, softwar
und stellt kein öffentliches A

net AG infrastructure, so
Kobler
ISIN DE007

Bezugsangebot an d
net AG infrastructure, so
zum Bezug von bis zu 5.C
aus der im Mai 2006 beschlo

Der Vorstand der net AG infrastru
Koblenz, hat am 15. Mai 2006 mit
vom 15. Mai 2006 beschlossen,
des genehmigten Kapitals gemäß
Grundkapital der Gesellschaft von
€ 5.071.033,00 auf bis zu € 22.000
zu 5.071.033 neuen auf den Inha
einem anteiligen Betrag am Grundka
Ausgabebetrag von € 1,20 je Aktie
Die neuen Aktien sind ab dem 1. C
Das Bezugsrecht für Spitzenbet
Bezugsrechtshandel findet nicht sta

Die neuen Aktien werden den Aktio
Bezugsrechts angeboten. Die VEM
sich verpflichtet, die neuen Aktien d
frist von zwei Wochen ab Bekanntg
3,33:1 zum Ausgabebetrag von € 1,
bieten.

Die Semi Verwaltung GmbH, Koble
entsprechend viele Bezugsrechte ve
verhältnis von 3,33 zu 1 herzustelle
Wir machen hiermit unseren Aktion

Bezugsan
der VEM Aktienban

bekannt:

Die Aktionäre werden aufgefordert,
Aktien zur Vermeidung des Ausschl

vom 19. Mai bis 01. Juni

bei der für die VEM Aktienbank AG
denden Bankhaus Gebr. Martin A
schäftszeiten auszuüben.

Zur Ausübung des Bezugsrechts b
Depotbank eine entsprechende W
über die Depotbanken zur Verfügun
zu erteilen. Entsprechend dem Bezu
auf jeweils 3,33 alte Aktien eine ne
€ 1,20 bezogen werden. Die Dep
Bezugsanmeldungen der Aktionäre
bis spätestens zum Ende der Bezu
Martin AG, Kirchstr. 35, 73033 Göp
zugeben und den Bezugspreis je
stens zum Ende der Bezugsfrist
Aktienbank AG zu zahlen:

VEM Aktienbank AG,
Sonderkonto net AG, Verwendungs
Konto Nr. 7206, BLZ 61030000, Ba
Göppingen.

Für den Bezug wird die übliche Ba
dend für die Einhaltung der Frist ist
anmeldung sowie des Bezugspreis
Maßgeblich für die Berechnung
jeweils zustehenden Bezugsrechte

MTU Aero Engines

MTU Aero Engines Holding AG
Veröffentlichung nach § 25 Abs. 1 WpHG

Die Firma Fidelity International hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA, an unserer Gesellschaft am 09. Mai 2006 die Schwelle von 5 % unterschritten hat und nun 4,62 % beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 (1) 2 WpHG i. V. m. § 22 (1) 1 Nr. 6 WpHG zugerechnet.

MTU Aero Engines Holding AG, München

Leica

Leica Camera AG
Solms

Bekanntmachung

Gemäß § 12 Abs. 1 der Anleihebedingungen betreffend die Wandelanleihe vom 9. Februar 2004, fällig am 3. März 2014, teilen wir folgende Kontrolländerung mit:

Die SOCRATES Privatstiftung, Wien/Österreich, hat die Schwelle von 50 % der Stimmrechte an Leica Camera AG am 10. Februar ... überschritten. Die Höhe des Stimmrechtsanteils der SOCRATES Privatstiftung beträgt nunmehr rund 50,04 %, davon sind der SOCRATES Privatstiftung rund 50,04 % der Stimmrechte gemäß § 22 Abs. 1 Satz 1 Nr. 1 WpHG zuzurechnen. Die SOCRATES Privatstiftung hält 100 % der Anteile an der ACM Projektentwicklung GmbH, Salzburg/Österreich, die ihrerseits rund 50,04 % an der Leica Camera AG hält.

Als Kontrollstichtag wird der 3. Juli 2006 bestimmt.

Solms, im Mai 2006

Leica Camera AG
Der Vorstand

BHF BANK

PRIVAT SEIT 1854

BEKANNTMACHUNG

gemäß § 10 Wertpapier-Verkaufsprospektgesetz

Bereithaltung des Nachtrags
Nr. 183 vom 18. Mai 2006
zum unvollständigen Verkaufsprospekt
vom 12. Oktober 2002

für

jeweils Euro 20 000 000,– Aktien-Anleihen
mit Deaktivierungsschwelle
von Mai 2006

1	auf Inhaber-Stammaktien der Bayer AG	ISIN DE 000 BHF 8FK 4
2.	auf Namens-Stammaktien der DaimlerChrysler AG	ISIN DE 000 BHF 8FL 2
3.	auf Namens-Stammaktien der Deutsche Telekom AG	ISIN DE 000 BHF 8FM 0
4.	auf Inhaber-Stammaktien der E.ON AG	ISIN DE 000 BHF 8FN 8
5.	auf Inhaber-Stammaktien der RWE AG	ISIN DE 000 BHF 8FP 3
6.	auf Namens-Stammaktien der Siemens AG	ISIN DE 000 BHF 8FQ 1
7.	auf Inhaber-Stammaktien der ThyssenKrupp AG	ISIN DE 000 BHF 8FR 9
8.	auf Namens-Stammaktien der TUI AG	ISIN DE 000 BHF 8FS 7

Der Nachtrag Nr. 183 vom 18. Mai 2006 zum unvollständigen Verkaufsprospekt
vom 12. Oktober 2002 ...

---

milch AG
rsdorf
ner 715 260 + 715 262
05 + 0007152621

ehnten ordentlichen Hauptver-
n elektronischen Bundesanzeiger
ht.

NAL

iengesellschaft,
r Str. 62,
berg am Lech
-Nummer: 701 080
007010803

kanntmachung

nserer Gesellschaft vom 17. Mai 2006
e für das Geschäftsjahr 2005 in Höhe
t Stückaktie beschlossen.
2006 unter Abzug von 20 % Kapital-
zuschlag auf die Kapitalertragssteuer
Frankfurt am Main, durch die depot-
t. Hauptzahlstelle ist die Bayerische

die Auszahlung der Dividende ohne
Solidaritätszuschlag, wenn sie ihrer
nlagungsbescheinigung des für sie zu-
en. Das Gleiche gilt ganz oder teilwei-
einen „Freistellungsauftrag" erteilt ha-
angeführte Freistellungsvolumen nicht
mögen bereits aufgebraucht ist.

Der Vorstand

---

tmachung
Abs. 3 Satz 2 WpPG

18. Mai 2006 für die Emission von
bezogen auf Aktien Endgültige
Basisprospekt für Wertpapiere der
29. Dezember 2005 veröffentlicht.
seite der Deutsche Bank AG (unter
gehalten.

ressenten eine Papierversion der
ch die Deutsche Bank AG, Große
Frankfurt am Main, kostenlos zur

i 2006

TMACHUNG

G, Frankfurt am Main
fsprospekt Nr.: 1257 vom 17. Mai 2006
fsprospekt vom 26. Januar 2005
rtifikate auf Aktien
0DB1BNE4 DE000DB1BNF1 DE000DB1BNG9

/ertpapier-Verkaufsprospektgesetz (in der
sung) i. V. m. § 18 Abs. 2 S. 2 Wertpapier-
m 1. Juli 2005 geltenden Fassung) erstell-
im unvollständigen Verkaufsprospekt vom
nen mit dem unvollständigen Verkaufs-
AG, Große Gallusstraße 10–14, 60272

MTU

MTU Aero Engines Holding AG

Veröffentlichung nach § 25 Abs. 1 WpHG

Die Deutsche Bank Aktiengesellschaft hat uns nach § 21 Abs. 1, 24 WpHG i. V. m. § 32 Abs. 2 InvG mitgeteilt, dass der Stimmrechtsanteil ihrer Tochtergesellschaft DWS Investment GmbH, Frankfurt am Main an unserer Gesellschaft am 04. Mai 2006 die Schwelle von 5 % überschritten hat und nun 5,12 % beträgt.

MTU Aero Engines Holding AG, München

Bekanntmachung

Bereithaltung von Nachträgen gem. § 10 VerkProspG a. F. zum unvollständigen Verkaufsprospekt vom 11.05.2004 in der Fassung des Nachtrages gem. § 11 VerkProspG a. F. vom 02.01.2006 für **TURBO-LONG INDEXOPTIONSSCHEINE**, WKN BNP2UU bis BNP2UX, Nachtrag 384, und **TURBO-SHORT INDEXOPTIONSSCHEINE**, WKN BNP2UY bis BNP2U1, Nachtrag 385, jeweils bezogen auf den DAX® Performance-Index. Die Nachträge vom 12.05.2006 werden bei der Zahlstelle BNP Paribas Securities Services, Zweigniederlassung Frankfurt am Main und am Sitz der Emittentin, Grüneburgweg 14, 60322 Frankfurt am Main, zur kostenlosen Ausgabe bereitgehalten.

Frankfurt am Main und Paris, 12. Mai 2006

Emittentin	Anbieterin
BNP Paribas Emissions- und Handelsgesellschaft mbH	**BNP PARIBAS ARBITRAGE S.N.C.**

Berlin-Hannoversche Hypothekenbank AG

DEM 1.000.000.000,00 der
Berlin-Hannoverschen Hypothekenbank AG
variabel verzinsliche Öffentliche Pfandbriefe
(3-Monats-EUR-Libor flat)
Em. 106 – ISIN DE0002208691 – WKN 220869 –

Zinssatz:	2,87775 %
Zinsperiode:	12. Mai 2006 bis 13. August 2006 inkl. (94 Tage)
Zinstermin:	14. August 2006

Berlin/Hannover, 10.05.2006

Berlin-Hannoversche Hypothekenbank AG

Berlin-Hannoversche Hypothekenbank AG

DEM 100.000.000,00 der
Berlin-Hannoverschen Hypothekenbank AG
variabel verzinsliche Hypothekenpfandbriefe
(3-Monats-EUR-Libor flat)
Em. 10 – ISIN DE0002211109 – WKN 221110 –

Zinssatz:	2,88000 %
Zinsperiode:	15. Mai 2006 bis 13. August 2006 inkl. (91 Tage)
Zinstermin:	14. August 2006

Berlin/Hannover, 11.05.2006

Berlin-Hannoversche Hypothekenbank AG

Bekanntmachung

Die

Landesbank Baden-Württemberg, Stuttgart, Karlsruhe und Mannheim

hat Antrag gestellt, eigene

weitere

EUR 5.000.000,00

3,475 % Öffentliche Pfandbriefe Serie 1095 von 2006 (2009)

– ISIN DE000LBW6R73 –

zum amtlichen Markt der Baden-Württembergischen Wertpapierbörse zuzulassen.

Stuttgart, den 11. Mai 2006

BADEN-WÜRTTEMBERGISCHE WERTPAPIERBÖRSE
– Zulassungsstelle –

Geld Art AG
Ilmmünster

Bekanntmachung
gemäß § 14 Abs. 3 S. 2 WpPG

Durch Bescheid der Bundesanstalt für Finanzdienstleistung vom 11. Mai 2006 wurde der Wertpapierprospekt für das öf Angebot in der Bundesrepublik Deutschland von 1.100.000 Inhaber lautenden Stückaktien mit einem anteiligen Be Grundkapital von EUR 1,00 EUR je Aktie, ISIN DE000A0JJ Geld Art, Ilmmünster, gebilligt.

Der Wertpapierprospekt wurde am 11. Mai 2006 auf der I seite der Geld Art AG (www.geldart.de) veröffentlicht und st zum Herunterladen sowie bei der Geld Art AG, Hettenh Str. 3, 85304 Ilmmünster zur kostenlosen Ausgabe bereit.

Ilmmünster, im Mai 2006

Geld Art AG

HPI
CONSULT GMBH

Bekanntmachung gem. § 9 Abs. 2 Verkaufsprospektge

Die Firma HPI Consult GmbH beabsichtigt, die Beteiligung Kommanditgesellschaft Petra Heinrich KG MS „Anna Sirkka" & Co. zu begeben und öffentlich anzubieten.

Ein vollständiger Verkaufsprospekt wird bei der HPI Consult Deichstraße 1, 28203 Bremen bzw. der HTB Hanseatische S fonds Treuhandgesellschaft mbH, ebenda, zur kostenlosen A bereitgehalten.

Bremen, 12. Mai 2006

HPI Consult

DATA MODUL
DATA MODUL AG - MÜNCHE

Wertpapier-Kenn-Nr.: 549 890
ISIN: DE0005498901

Gewinnverwendungsbekanntmachung

Die ordentliche Hauptversammlung vom 11. Mai 2006 hat bes sen, aus dem Bilanzgewinn des Geschäftsjahres 2005 in Hö Euro 6.668.587,86 eine Dividende in Höhe von Euro 0,20 je A das dividendenberechtigte Grundkapital von insgesamt 3.1 Stückaktien auszuschütten.

Die Dividende wird ab 12. Mai 2006 gegen Einreichung des G anteilscheins Nr. 31 unter Abzug von 20 % Kapitalertrag sowie des hierauf anfallenden Solidaritätszuschlages von 5,5 ergibt insgesamt 21,10 %) ausgezahlt.

Zahlstelle ist neben der Gesellschaftskasse die

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Mün mit ihren sämtlichen Niederlassungen.

Nach Maßgabe der Vorschriften des Einkommensteuergesetz des Körperschaftsteuergesetzes unterliegt die Dividende Halbeinkünfteverfahren. Eine Körperschaftsteueranrechnung -vergütung ist mit dieser Dividende daher nicht verbunde Aktionäre erhalten von den die Dividende auszahlenden Stelle Bescheinigung, aus der sich die Höhe des in Anspruch genc nen Körperschaftsteuerminderungsbetrages (§ 37 KStG), die zogene Kapitalertragsteuer und der Solidaritätszuschlag erg Die Auszahlung der Dividende erfolgt ohne Abzug von K ertragsteuer sowie des hierauf erhobenen Solidaritätszusch wenn ein inländischer Aktionär seiner Depotbank eine Freistel bescheinigung seines Finanzamtes (Nicht-Veranlagungsbesc gung) eingereicht hat, soweit das Freistellungsvolumen noch ausgeschöpft wurde.

München, 12. Mai 2006

Der Vor

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Blade Management Beteiligungs GmbH & Co. KG	

Anschrift[3]
Dachauer Straße 665
80995 München

Ansprechpartner/Rufnummer[4]
089 1489-9111

2. Grund der Mitteilungspflicht

2a) ☐ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☒ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☒
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum
Winkler, Reiner	31.07.1961

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Blade Management Beteiligungs GmbH & Co. KG	23.05.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holdings AG Namens-Aktien o.N.

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Übertragung (Ausgang)	19.05.06	außerbörslich
Preis [24]	**Währung[25]**	**Stückzahl[26]**
	Euro	21.199
		Geschäftsvolumen[27]

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

24.5.06 Reiss ppa

Datum, Unterschrift